KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

To:

British Columbia Securities Commission

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Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

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Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Northwest Territories Registrar of Securities

Yukon Registrar of Securities

Nunavut Registrar of Securities

April 11, 2023

Dear Sir/Madam

Re: Notice of Change of Auditors of Galiano Gold Inc.

We have read the Notice of Galiano Gold Inc. dated April 11, 2023 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

April 11, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.  KPMG Canada provides services to KPMG LLP.